Exhibit 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay GP L.L.C. as of December 31, 2009. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 1 to the consolidated financial statement, in 2009, the Company adopted an amendment to FASB ASC 810 Consolidation, related to the accounting for non-controlling interests in the consolidated financial statement.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 26, 2010	Chartered Accountants

TEEKAY GP L.L.C.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2009
$
ASSETS
Current
Cash and cash equivalents	106,129
Restricted cash — current (note 5)	32,427
Accounts receivable, including non-trade of $6,100	6,407
Prepaid expenses	5,505
Other current assets	2,090
Current portion of derivative assets (note 11)	16,337
Current portion of net investments in direct financing leases (note 5)	5,196
Advances to affiliates (note 10c)	19,773

Total current assets	193,864

Restricted cash – long-term (note 5)	579,093

Vessels and equipment (note 9)
At cost, less accumulated depreciation of $157,579	913,484
Vessels under capital leases, at cost, less accumulated depreciation of $138,569 (note 5)	903,521
Advances on newbuilding contracts (note 12)	57,430

Total vessels and equipment	1,874,435

Investment in and advances to joint venture (note 15)	93,319
Net investments in direct financing leases (note 5)	416,245
Other assets	23,915
Derivative assets (note 11)	15,794
Intangible assets – net (note 6)	132,675
Goodwill (note 6)	35,631

Total assets	3,364,971

LIABILITIES AND EQUITY
Current
Accounts payable (includes $910 owing to related parties)	4,587
Accrued liabilities (includes $1,946 owing to related parties) (note 8)	39,722
Unearned revenue	7,901
Current portion of long-term debt (note 9)	66,681
Current obligations under capital lease (note 5)	41,016
Current portion of derivative liabilities (note 11)	50,056
Advances from joint venture partners (note 7)	1,294
Advances from affiliates (note 10c)	111,104

Total current liabilities	322,361

Long-term debt (note 9)	1,282,391
Long-term obligations under capital lease (note 5)	743,254
Other long-term liabilities	56,373
Derivative liabilities (note 11)	83,950

Total liabilities	2,488,329

Commitments and contingencies (notes 5, 9, 11 and 12)

Equity
Non-controlling interest	854,398
Member’s equity	22,244

Total equity	876,642

Total liabilities and equity	3,364,971

The accompanying notes are an integral part of the consolidated balance sheet.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
Teekay GP L.L.C. (or the Company or the General Partner), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the General Partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On November 9, 2004, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company originally invested $20 in the Partnership for its 2% General Partner interest.
This consolidated balance sheet has been prepared in accordance with the United States generally accepted accounting principles (or GAAP). It includes the accounts of the Company and Teekay LNG Partners L.P., a partnership that it controls via its general partner interest. Also included is Teekay Tangguh Borrower LLC (or Teekay Tangguh), a variable interest entity, up to August 10, 2009 and DHJS Hull No. 2007-001 and -002 LLC (or the Skaugen Multigas Carriers), which are variable interest entities for which the Partnership is the primary beneficiary (see Note 12). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two newbuilding multigas ships from subsidiaries of I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire these vessels upon their delivery; pending acquisition by the Partnership, these subsidiaries are considered variable interest entities. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of these two newbuilding multigas ships from July 28, 2008 (see Note 12a).
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 26, 2010.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are included in income.
Cash and cash equivalents
The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the year ended December 31, 2009 aggregated $65.1 million. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving and/or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
Interest costs capitalized to vessels and equipment for the year ended December 31, 2009 aggregated $8.0 million.
Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets.
Drydocking activity for the year ended December 31, 2009 is summarized as follows:

Year Ended
December 31, 2009

Balance at January 1,	15,257
Cost incurred for drydocking	9,729
Drydock amortization	(4,509)

Balance at December 31,	20,477

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.
Investment in joint venture
Teekay Nakilat (III) has a 40% interest in a joint venture which owns four LNG carriers (see Note 15). The joint venture is considered a variable interest entity, however, the Partnership is not the primary beneficiary and as a result, the joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The Partnership’s maximum exposure to loss is the amount it has invested in the joint venture. An impairment is recognized if there has been a decrease in value of the investment below its carrying value that is other than temporary.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized either on an effective interest rate method or a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
Goodwill and intangible assets
Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.
The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
For derivative financial instruments that are not designated or that do not qualify as hedges for accounting purposes, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Income taxes
The Partnership accounts for income taxes using the liability method pursuant to Accounting Standards Codification (or ASC) 740, Accounting for Income Taxes. All but two of the Partnership’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income the Partnership receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Partnership is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.7 million as at December 31, 2009.
The Partnership recognizes the benefits of uncertain tax positions when it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 the Partnership did not have any material accrued interest and penalties relating to income taxes. The tax years 2005 through 2009 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject to.
Guarantees
Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to income as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.
Adoption of New Accounting Pronouncements
In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.
In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 12 of the notes to the consolidated financial statements.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 2).
In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated balance sheet (see Note 18).
In June 2009, the FASB issued the ASU 2009-1 effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASU identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASU superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASU will become non-authoritative. The Partnership adopted the ASU on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.
In October 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash - The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheet.
Long-term debt - The fair values of the Company’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates, joint venture partners and joint venture - The fair value of the Company’s advances to and from affiliates, joint venture partners and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheet.
Interest rate swap agreements - The Company transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Company’s interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparties.
Other derivative - The Company’s other derivative agreement is between Teekay Corporation and the Company and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10e). The fair value of this derivative agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for the financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2009
		Carrying
		Amount	Fair
	Fair Value	Asset	Value
	Hierarchy	(Liability)	Asset (Liability)
	Level	$	$
Cash and cash equivalents and restricted cash	—	717,649	717,649
Advances to and from joint venture	—	1,646	1,646
Long-term debt (note 9)	—	(1,349,072)	(1,206,062)
Advances to and from affiliates	—	(91,331)	(91,331)
Advances from joint venture partners (note 7)	—	(1,294)	(1,294)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	36,744	36,744
Interest rate swap agreements — liabilities	Level 2	(134,946)	(134,946)
Other derivative	Level 3	(10,600)	(10,600)
Changes in fair value during the twelve months ended December 31, 2009 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2008	(17,955)
Total unrealized gains	7,355

Fair value at December 31, 2009	(10,600)

No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2009.
3.	Equity Offerings
On March 30, 2009, the Partnership completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 57.7% to 53.05% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $3.1 million from the equity offerings of approximately $68.7 million to prepay amounts outstanding on two of its revolving credit facilities.
On November 20, 2009, the Partnership completed a follow-on equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $85.4 million. On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.0 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross equity proceeds of $98.4 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 53.05% to 49.2% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $4.5 million from the equity offerings of approximately $93.9 million to prepay amounts outstanding on two of its revolving credit facilities.
During 2009, the Company’s board of directors authorized the award by the Partnership of 1,644 common units to each of its four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 3,562 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in September 2009.
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 11j). As at December 31, 2009, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method) and three LPG carriers. The Partnership’s Suezmax tanker segment consists of eight 100%-owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated
A reconciliation of total segment assets to total assets presented in the consolidated balance sheet is as follows:

December 31,
2009
$

Total assets of the liquefied gas segment	2,866,458
Total assets of the Suezmax tanker segment	378,382
Cash and cash equivalents	106,129
Accounts receivable, prepaid expenses and other current assets	14,002

Consolidated total assets	3,364,971

5.	Leases and Restricted Cash
Capital Lease Obligations

December 31,
2009
$

RasGas II LNG Carriers	470,138
Spanish-Flagged LNG Carrier	119,068
Suezmax Tankers	195,064

Total	784,270
Less current portion	41,016

Total	743,254

RasGas II LNG Carriers. As at December 31, 2009, the Partnership owned a 70% interest in Teekay Nakilat, which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Partnership’s best estimate of the fair value of the guarantee liability was $18.6 million. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.2 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.9 million as at December 31, 2009. This amount is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although, there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2009, the commitments under these capital leases approximated $1,049.1 million, including imputed interest of $579.0 million, repayable as follows:

Year	Commitment
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
2014	$24.0 million
Thereafter	$929.1 million

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated
Spanish-Flagged LNG Carrier. As at December 31, 2009, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2009, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($131.4 million), including imputed interest of 8.6 million Euros ($12.3 million), repayable as follows:

Year	Commitment
2010	26.9 million Euros ($38.6 million)
2011	64.8 million Euros ($92.8 million)
Suezmax Tankers. As at December 31, 2009, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership.
As at December 31, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $221.6 million, including imputed interest of $26.5 million, repayable as follows:

Year	Commitment
2010	$23.7 million
2011	$197.9 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-flagged LNG carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9).
As at December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $479.4 million. As at December 31, 2009, the weighted-average interest rate earned on the deposits was 0.4%.
As at December 31, 2009 the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 84.3 million Euros ($120.8 million). As at December 31, 2009, the weighted-average interest rate earned on this deposit was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 7.9 million Euros ($11.3 million) as at December 31, 2009.
Operating Lease Obligations
As at December 31, 2009, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.8 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2009, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts(1)	Payments(1)
2010	$28,892	$25,072
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$448,033	$482,747

(1)	The Head Leases are fixed-rate operating leases while the Subleases are variable-rate operating leases.
Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20 year terms and the following table lists the components of the net investments in direct financing leases:

December 31,
2009
$

Total minimum lease payments to be received	739,972
Estimated unguaranteed residual value of leased properties	194,965
Initial direct costs	619
Less unearned revenue	(514,115)

Total	421,441
Less current portion	5,196

Total	416,245

As at December 31, 2009, the estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $38.5 million. Both leases are scheduled to end in 2029.
6.	Intangible Assets and Goodwill
As at December 31, 2009 intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2009
	Liquefied Gas	Suezmax Tanker
	Segment	Segment	Total
	$	$	$
Gross carrying amount	179,813	2,739	182,552
Accumulated amortization	(47,889)	(1,988)	(49,877)

Net carrying amount	131,924	751	132,675

Amortization expense of intangible assets is $9.1 million for the year ended December 31, 2009. Amortization of intangible assets for the five fiscal years subsequent to December 31, 2009 is expected to be $9.1 million per year.
The carrying amount of goodwill as at December 31, 2009 for the Partnership’s liquefied gas segment is $35.6 million. In 2009, the Partnership conducted a goodwill impairment review of its liquefied gas segment and concluded that no impairment existed at December 31, 2009.
7.	Advances from Joint Venture Partners

December 31,
2009
$
Advances from BLT LNG Tangguh Corporation	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	115

1,294

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Advances from joint venture partners are non-interest bearing, unsecured and have no fixed payment terms. The Partnership did not incur interest expense from the advances during the year ended December 31, 2009. As at December 31, 2009, the Partnership expects to repay these amounts in the next fiscal year.
8.	Accrued Liabilities

December 31,
2009
$
Voyage and vessel expenses	13,204
Interest	15,136
Payroll and benefits (1) (note 14)	6,182
Other (note 17)	5,200

Total	39,722

(1)	As at December 31, 2009 $1.9 million of accrued liabilities relates to crewing and manning costs payable to the subsidiaries of Teekay Corporation.
9.	Long-Term Debt

December 31,
2009
$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	181,000
U.S. Dollar-denominated Term Loans due through 2019	396,601
U.S. Dollar-denominated Term Loans due through 2021	342,644
U.S. Dollar-denominated Unsecured Loan	1,144
U.S. Dollar-denominated Unsecured Demand Loan	15,265
Euro-denominated Term Loans due through 2023	412,418

Total	1,349,072
Less current portion	66,681

Total	1,282,391

As at December 31, 2009, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $558.2 million, of which $377.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2009, totaled $396.6 million, of which $228.4 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2009, totaled $342.6 million and the margins ranged between 0.30% and 0.625%. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. As at December 31, 2009, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2009, totaled $15.3 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2009 totaled 288.0 million Euros ($412.4 million). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
On October 27, 2009, the Partnership entered into a new $122.0 million credit facility that will be secured by three LPG carriers, of which two has been acquired from Skaugen (or the Skaugen LPG Carriers), and the Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. The Partnership expects to draw on this facility to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carriers that delivered in April 2009 and November 2009. The Partnership will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2009 was 1.7%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At December 31, 2009, the margins on the Partnership’s long-term debt ranged from 0.3% to 2.75%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange loss of $10.8 million for the year ended December 31, 2009.
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2009 are $66.7 million (2010), $285.1 million (2011), $68.1 million (2012), $68.6 million (2013), $69.2 million (2014) and $791.4 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.
As at December 31, 2009, the Partnership was in compliance with all covenants relating to its credit facilities and capital leases.
10.	Related Party Transactions
a) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
b) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary.
c) As at December 31, 2009, non-interest bearing advances to affiliates totaled $19.8 million, and non-interest bearing advances from affiliates totaled $111.1 million. These advances are unsecured and have no fixed repayment terms, however, the Partnership expects these amounts will be repaid during 2010.
d) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in 2011 for a total cost of approximately $94 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen.
e) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate.
f) In June and November 2009, in conjunction with the acquisition of the two Skaugen LPG Carriers, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. The transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values. The excess of the liabilities assumed over the consideration received amounting to $1.6 million and $3.2 million, respectively, were charged to equity.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
g) In November 2009, the Partnership sold 1% of its interest in the Arctic Spirit and the Polar Spirit (collectively, the Kenai LNG Carriers) to the General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for the Partnership.
h) Beginning in April 2008, the two 1993-built Kenai LNG Carriers are chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years).
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At December 31, 2009, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time-charter contract was $10.6 million. The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits.
As at December 31, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)(5)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	455,406	(37,259)	27.1	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	221,110	(40,488)	9.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(5,486)	8.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(13,435)	7.0	5.3
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	243,750	(27,690)	19.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	473,837	36,744	27.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	412,417	(10,588)	14.5	3.8

		1,966,520	(98,202)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2009, ranged from 0.3% to 2.75% (see Note 9).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($100.4 million) by the maturity dates of the swap agreements.

(5)	The fair value of the Partnership’s interest rate swap agreements includes $6.9 million of accrued interest which is reflected in accrued liabilities on the consolidated balance sheets.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then this party consolidates the VIE.
The Partnership consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10d). The assets and liabilities of the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The following table summarizes the balance sheet of Skaugen Multigas Carriers as at December 31, 2009:

December 31,
2009
$
ASSETS
Advances on newbuilding contracts	57,430
Other assets	651

Total assets	58,081

LIABILITIES AND EQUITY
Accrued liabilities and other current liabilities	112
Advances from affiliates	57,977

Total liabilities	58,089
Total deficit	(8)

Total liabilities and total deficit	58,081

The Partnership’s maximum exposure to loss at December 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas Carriers, is limited to the purchase price of its interest in both vessels, which is expected to be approximately $94 million.
b) In December 2006, the Partnership announced that it agreed to acquire three LPG carriers from Skaugen (or the Skaugen LPG Carriers) upon delivery, for approximately $33 million per vessel. The first and second vessel delivered in April 2009 and November 2009, and the remaining vessel is expected to deliver in 2010. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
13.	Supplemental Information
The following balance sheet shows the consolidation of the Teekay GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay LNG Partners L.P. as of December 31, 2009.

	Teekay GP	Consolidation of
	L.L.C.	Teekay LNG
	Stand-alone	Partners L.P.	Consolidated
	$	$	$
ASSETS
Current
Cash and cash equivalents	3,559	102,570	106,129
Restricted cash — current	—	32,427	32,427
Accounts receivable	—	6,407	6,407
Prepaid expenses	—	5,505	5,505
Other current assets	—	2,090	2,090
Current portion of derivative assets	—	16,337	16,337
Current portion of net investments in direct finance leases	—	5,196	5,196
Advances to affiliates	—	19,773	19,773

Total current assets	3,559	190,305	193,864

Restricted cash — long-term	—	579,093	579,093

Vessels and equipment
At cost, less accumulated depreciation of $157,579	—	913,484	913,484
Vessels under capital leases, at cost, less accumulated depreciation of $138,569	—	903,521	903,521
Advances on newbuilding contracts	—	57,430	57,430

Total vessels and equipment	—	1,874,435	1,874,435

Investment in and advances to joint venture	—	93,319	93,319
Net investments in direct finance leases	—	416,245	416,245
Other assets	14,936	8,979	23,915
Derivative assets	—	15,794	15,794
Intangible assets — net	—	132,675	132,675
Goodwill	—	35,631	35,631

Total assets	18,495	3,346,476	3,364,971

LIABILITIES AND EQUITY
Current
Accounts payable	—	4,587	4,587
Accrued liabilities	—	39,722	39,722
Unearned revenue	—	7,901	7,901
Current portion of long-term debt	—	66,681	66,681
Current obligations under capital lease	—	41,016	41,016
Current portion of derivative liabilities	—	50,056	50,056
Advances from joint venture partners	—	1,294	1,294
Advances from affiliates	942	110,162	111,104

Total current liabilities	942	321,419	322,361

Long-term debt	—	1,282,391	1,282,391
Long-term obligations under capital lease	—	743,254	743,254
Other long-term liabilities	—	56,373	56,373
Derivative liabilities	—	83,950	83,950

Total liabilities	942	2,487,387	2,488,329

Equity
Non-controlling interest	—	854,398	854,398
Member’s equity	17,553	4,691	22,244

Total equity	17,553	859,089	876,642

Total liabilities and equity	18,495	3,346,476	3,364,971

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Restructuring Charge
During 2009 the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During 2009 the Partnership incurred $3.3 million in connection with these restructuring plans and the carrying amount of the liability as at December 31, 2009 is $0.6 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.
15.	Equity Method Investments
The Partnership and QGTC Nakilat (1643-6) Holdings Corporation formed a joint venture (or the RasGas 3 Joint Venture) whereby the Partnership holds a 40% interest in this joint venture and is accounted for under the equity method. A condensed summary of the combined assets, liabilities and equity of the RasGas 3 Joint Venture at December 31 is as follows:

2009
$
Current assets	48,265
Net investments in direct financing leases (1)	1,046,868
Other assets	9,434

Total assets	1,104,567

Current liabilities	23,498
Long-term debt (2)	839,891
Derivative instruments (3)	41,067
Equity	200,111

Total liabilities and equity	1,104,567

(1)	Includes current portion of net investments in direct financing leases of $11.1 million as at December 31, 2009.

(2)	Includes current portion of long-term debt of $36.6 million as at December 31, 2009.

(3)	Includes current portion of derivative instruments of $14.0 million as at December 31, 2009.
16.	Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued SFAS No. 167, an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In January 2010, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Partnership’s results of operations, financial position, or cash flows.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
17.	Income Taxes
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. The relevant tax authorities are proposing to challenge the eligibility of the re-investment tax credit. As a result, the Partnership believes the more-likely-than-not threshold is no longer being met and has recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009.
18.	Subsequent Events
On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Hamilton Spirit and Bermuda Spirit, and a 2007-built Handymax product tanker, the Alexander Spirit, and the associated long-term charter contracts currently operating under 12-year, 12-year and 10-year fixed-rate contracts, respectively. The Partnership acquired the vessels for a total purchase price of $160 million, and financed the acquisition by assuming $126 million of debt and by drawing $34 million from its existing revolvers.